Exhibit 10.1
SETTLEMENT AGREEMENT

This Settlement Agreement (“Agreement”) is entered into on this 26th day of March, 2012 by and between NEWLINK GENETICS CORPORATION (“Business”) and the IOWA ECONOMIC DEVELOPMENT AUTHORITY (“IEDA”), after full advice of their respective counsel and for good and valuable consideration.

RECITALS

WHEREAS, the Business and the Iowa Department of Economic Development (“IDED”) entered into an Iowa Values Fund Contract (“IVF Contract”) on March 18, 2005, under which IDED made a $6,000,000 forgivable loan to Business and Business agreed, inter alia, to add 315 new jobs by March 18, 2010, to pay IDED a royalty of 0.25% on Gross Revenues of Sponsored Products (as defined in the IVF Contract), and to provide IDED with a security interest in most of Business’s assets;

WHEREAS, since its inception, Business has maintained its corporate headquarters and substantially all of its business operations in Iowa, has completed the majority of its project expenditures requirements, has successfully raised approximately $136 million in equity financing, has maintained substantially all of its employees in Iowa, and has created high quality jobs leading to an Iowa payroll aggregating in excess of $33.3 million dollars since 2005, the inception of the IVF contract;

WHEREAS, at the request of Business, it having failed to add the required number of jobs by March 18, 2010, IDED granted a one-year extension of this obligation to March 18, 2011;

WHEREAS, at the request of Business, it having failed to add the required number of jobs by March 18, 2011, IDED granted a second one-year extension of this obligation to March 18, 2012; and

WHEREAS, pursuant to Iowa Acts 2011, House File 590, §5, IEDA was appointed as the successor entity to IDED; and

WHEREAS, Business has acknowledged that it will not be able to meet the new jobs obligation by March 18, 2012, and that it has no reasonable prospects of being able to meet the new jobs obligation in the foreseeable future and will therefore be in default of the IVF Contract, and it has requested, and IEDA has agreed, that the IVF Contract be terminated in favor of and under the terms of this Settlement Agreement.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency is hereby acknowledged, and intending to be legally bound, Business and IEDA agree as follows:

ARTICLE 1
Project

Business will use its commercially reasonable efforts to develop and bring to market cancer drugs, diagnostic applications and software databases, to pursue collaborative product development with other pharmaceutical and/or biotech companies, to maintain a research and development facility and to construct a pharmaceutical plant (“Project”).

ARTICLE 2
Termination of IVF Contract.

Business and IEDA agree that upon execution of this Agreement, the IVF Contract is automatically terminated in its entirety.

ARTICLE 3
Royalties

3.1    Royalty Obligation. Business shall pay IEDA an annual royalty equal to one-half percent (0.5%) of prior-year total Gross Revenues of the Sponsored Product(s), as defined herein. Such royalty payments shall continue until total aggregate royalty payments of Six Million Eight Hundred Fourteen Thousand and Three Hundred Ninety Five Dollars ($6,814,395) have been received by IEDA hereunder, at which point this Agreement and all royalty obligations hereunder terminate.

(a)    “Gross Revenues” means gross sales price actually received by Business on sales of Sponsored Products, less trade, quantity or prompt settlement discounts and allowances granted, credits and allowances for rejected or returned product, sales and other taxes paid, and rebates and chargebacks to government or managed care organizations.

(b)    “Sponsored Products” means all products sold commercially by Business.

3.2    Payments. Royalty payments owed under Article 3.1 shall be submitted to IEDA annually within 45 days after each calendar year end. For clarity, Business may “pre-pay” to IEDA any amounts of royalties, at any time and at its discretion, and at such time as Business has paid to IEDA hereunder a total of $6,814,395, the payment obligations under this Article 3 terminate in their entirety.

ARTICLE 4
Release of Security Interest

Upon execution of this Agreement, IEDA releases completely and entirely all of its security interests in or against the assets of Business, and IEDA shall file all documents with appropriate agencies as reasonably needed to effect such release of all security interests it has against assets of Business as soon as practicable.

ARTICLE 5
Agreement Duration

This Agreement shall be in effect until all of Business’s royalty liabilities under Article 3.1 have been satisfied in full as provided in this Agreement, at which time this Agreement and all of Business’s obligations hereunder shall terminate.

ARTICLE 5
Representations and Warranties

The Business represents and warrants to IEDA as follows:
5.1    Organization and Qualifications. The Business is duly organized, validly existing and in good standing as a corporation under the state of its incorporation. The Business has full and adequate power to own its property and conduct its business as now conducted, and is duly licensed or qualified and in good standing in each jurisdiction in which the nature of the business conducted by it or the nature of the property owned or leased by it requires such licensing or qualifying, except where the failure to so qualify would not have a material adverse effect on Business's ability to perform its obligations hereunder.
5.2     Authority and Validity of Obligations. The Business has full right and authority to enter into this Agreement and the other documents required by this Agreement and to perform each and all of the obligations herein. The Agreement documents delivered by Business have been duly authorized, executed and delivered by Business and constitute the valid and binding obligations of Business and enforceable against it in accordance with their terms. This Agreement and its related documents do not contravene any provision of law or any judgment, injunction, order or decree binding upon Business or any provision of the articles of organization or operating agreement of Business, contravene or constitute a default under any covenant, indenture or contract of or affecting Business or any of its properties.
5.3     Subsidiaries. On January 7, 2011, the Business acquired the minority interest in BioProtection Systems Corporation, a wholly owned subsidiary of Business.
5.4     Financial Reports. The balance sheet of Business furnished to IEDA as of September 30, 2011 (the “Latest Balance Sheet”), fairly presents its financial condition as at said date in conformity with GAAP applied on a consistent basis. The Business has no contingent liabilities of a type that are required to be stated on a balance sheet prepared in accordance with GAAP which are material to it, other than as indicated in the Latest Balance Sheet or as disclosed in the Business’s Registration Statement on Form S-1 as declared effective by the SEC on November 10, 2011, or in its Quarterly Report on Form 10-Q for the period ended September 30, 2011, as amended (together, the “SEC Filings”).
5.5     No Material Adverse Change. Since the date of the Latest Balance Sheet, except as disclosed in the SEC Filings, there has been no change in the condition (financial or otherwise) of Business, except those occurring in the ordinary course of business, none of which individually or in the aggregate have been materially adverse. To the knowledge of Business, there is no material adverse change in the condition of Business (financial or otherwise) which is imminent or threatened.

5.6     Trademarks, Franchises and Licenses. Business owns, possesses, or has the right to use all necessary patents, licenses, franchises, trademarks, trade names, trade styles, copyrights, trade secrets, knowhow and confidential commercial and proprietary information to conduct its businesses as now conducted, without known conflict with any patent, license, franchise, trademark, trade name, trade style, copyright or other proprietary right of any other Person. As used in this Article, "Person" means an individual, partnership, corporation, association, trust, unincorporated organization or any other entity or organization, including a government or agency or political subdivision thereof.
5.7     Governmental Authority and Licensing. Business has received all licenses, permits, and approvals of all Federal, state, local, and foreign governmental authorities, if any, necessary to conduct its businesses as presently conducted, in each case where the failure to obtain or maintain the same could reasonably be expected to have a material adverse effect, except for governmental approvals that may be required to market product candidates of Business which are in development. No investigation or proceeding which, if adversely determined, could reasonably be expected to result in revocation or denial of any material license, permit, or approval is pending or, to the knowledge of Business threatened, for governmental approvals that may be required to market product candidates of Business which are in development.
5.8     Litigation and Other Controversies. There is no litigation or governmental proceeding pending, nor to the knowledge of Business threatened, against Business which if adversely determined would result in any material adverse change in the financial condition, Properties, business or operations of Business, nor is Business aware of any existing basis for any such litigation or governmental proceeding.
5.9     Taxes. All tax returns required to be filed by Business in any jurisdiction have, in fact, been filed, and all taxes, assessments, fees and other governmental charges upon Business or upon any of its property, income or franchises, which are shown to be due and payable in such returns, have been paid, except such taxes, assessments, fees and governmental charges, if any, as are being contested in good faith and by appropriate proceedings which prevent enforcement of the matter under contest and as to which adequate reserves established in accordance with GAAP have been provided. The Business knows of no proposed additional tax assessment against it for which adequate provisions in accordance with GAAP have not been made on its accounts. Adequate provisions in accordance with GAAP for taxes on the books of Business have been made for all open years, and for their current fiscal period.
5.10     Other Agreements. The Business is not in default under the terms or any covenant, indenture or contract of or affecting either Business or any of its properties, which default, if uncured, would have a material adverse effect on its financial condition, properties, business or operations.
5.11     No Default. No Default or Event of Default (as defined in this Agreement) has occurred or is continuing
5.12     Compliance with Laws. The Business is in compliance with the requirements of all federal, state and local laws, rules and regulations applicable to or pertaining to the business operations of

Business and laws and regulations establishing quality criteria and standards for air, water, land and toxic or hazardous wastes or substances, non-compliance with which could have a material adverse effect on the financial condition, properties, business or operations of Business. The Business has not received notice to the effect that its operations are not in compliance with any of the requirements of applicable federal, state or local environmental or health and safety statutes and regulations or are the subject of any governmental investigation evaluating whether any remedial action is needed to respond to a release of any toxic or hazardous waste or substance into the environment, which non-compliance or remedial action could have a material adverse effect on the financial condition, properties, business or operations of Business.
5.13     Effective Date of Representations and Warranties. The warranties and representations of this Article are made as of the date of this Agreement.
ARTICLE 6
COVENANTS
Business agrees that, for the duration of this Agreement:
6.1     Maintain Existence in Iowa. Business shall at all times preserve and maintain its existence as a corporation in good standing and maintain the Project substantially in Iowa. Business will use commercially reasonable efforts to preserve and keep in force and effect all licenses, permits, franchises, approvals, patents, trademarks, trade names, trade styles, copyrights and other proprietary rights necessary to the proper conduct of its business.
6.2     Maintenance of Properties. Business shall use commercially reasonable diligent efforts to maintain, preserve and keep its Properties in good repair, working order and condition (ordinary wear and tear and insured casualty excepted) and will from time to time make all needful and proper repairs, renewals, replacements, additions and betterments thereto so that at all times the efficiency thereof shall be fully preserved and maintained in accordance with prudent business practices.
6.3     Taxes and Assessments. Business shall duly pay and discharge all taxes, rates, assessments, fees and other governmental charges upon or against it or against its properties, in each case before the same become delinquent and before penalties accrue thereon, unless and to the extent that the same are being contested in good faith and by appropriate proceedings and adequate reserves are provided therefor.
6.4     Insurance. The Business shall insure and keep insured in good and responsible insurance companies, all insurable property owned by it which is of a character usually insured by Persons similarly situated and operating like properties against loss or damage from such hazards or risks as are insured by Persons similarly situated and operating like properties; and Business shall insure such other hazards and risks (including employers' and public liability risks) in good and responsible insurance companies as and to the extent usually insured by Persons similarly situated and conducting similar businesses. The Business will upon request of the IEDA furnish a certificate setting forth in summary form the nature and extent of the insurance maintained pursuant to this Article.

6.5     Reports.

(a)
Business shall provide copies of its Annual Report on Form 10-K and its Quarterly Report on Form 10-Q as filed with the U.S. Securities and Exchange Commission (“SEC”). Year-end statements must be accompanied by an audit report by a Certified Public Accountant (CPA) and must be received by IEDA within ninety (90) days following Business's fiscal year end.

(b)
Business shall execute an Authorization for Release of Confidential State Tax Information form, to permit IEDA to receive Business's state tax information directly from the Iowa Department of Revenue for purposes of annually updating the Iowa Public Return on Investment Analysis for this Project. Business shall submit to IEDA any other information requested by IEDA to update the Iowa Public Return on Investment Analysis for this Project.

6.6     Inspection and Audit. The Business will permit the IEDA and its duly authorized representatives to visit and inspect any of Business’s properties, corporate books and financial records of Business related to the Project, to examine and make copies of the books of accounts and other financial records of Business, and to discuss the affairs, finances and accounts of Business with, and to be advised as to the same by, its officers, and independent public accountants (and by this provision Business authorizes such accountants to discuss with the IEDA and the IEDA’s duly authorized representatives the finances and affairs of Business) at such reasonable time and reasonable intervals as the IEDA may designate, but not more than once annually. Such visits, inspections and discussions shall be on reasonable advance notice, shall take place during regular business hours and in a manner that does not disrupt the operation of Business’s other activities and business, and shall be subject to a standard confidentiality agreement to be entered into by IEDA and all its representatives attending such visit or inspection.
6.7     Mergers, Consolidations or Sale. If the Business sells, transfers or assigns all or substantially all of its assets, it shall be a condition of such transaction that the buyer or transferee shall assume the Business’s obligations under Article 3 hereunder. If the Business becomes a party to a merger or consolidation in which the Business will not be a surviving corporation, it shall be a condition of such transaction that the surviving corporation assume the Business’s obligations under Article 3 hereunder (by operation of law or otherwise).
6.8    Foundation and Maintenance of Subsidiaries. Business will not transfer significant assets relating to the Project to a subsidiary unless the subsidiary assumes the Business’s obligations under Article 3 hereof with respect to the assets so transferred.
6.9    Compliance with Laws.

(a)
The Business will comply in all material respects with the requirements of all federal, state and local laws, rules, regulations and orders applicable to or pertaining to its properties or business operations non-compliance with which would have a material adverse effect on Business or the Project including, but not limited to, all applicable environmental, hazardous waste or substance, toxic substance and underground storage laws and regulations, and Business will obtain any permits, licenses, buildings, improvements, fixtures, equipment or its property required by reason of any applicable environmental, hazardous waste or substance, toxic substance or underground storage laws or regulations, the absence of which would have a material adverse effect on Business or the Project.

(b)
The Business shall comply in all material respects with all applicable federal, state, and local laws, rules, ordinances, regulations and orders applicable to the prevention of discrimination in employment, including the administrative rules of the Iowa Department of Management and the Iowa Civil Rights Commission which pertain to equal employment opportunity and affirmative action.

(c)	The Business shall comply in all material respects with all applicable federal, state and local laws, rules, ordinances, regulations and orders applicable to worker rights and worker safety.
6.10     Agreements Limiting Performance of Obligations Hereunder. Business shall not enter into any agreement that would by its terms restrict or prevent Business’s performance of its obligations hereunder.
6.11    Stock Offerings. Notwithstanding any other provision of this Agreement, Business shall be entitled to issue any shares of its common or preferred stock or other securities for cash and engage in any public or private offering of its shares of stock or other securities for cash on such terms as may be determined by the Board of Directors of Business.
6.12     Notice of Meetings. The Business shall notify IEDA of its annual meeting of stockholders at the same time it provides notice to its stockholders. The Business shall provide IEDA with copies of the proxy statement and annual report to stockholders relating to such annual meeting. A representative of IEDA may attend such meeting.
6.13    Notice of Proceedings. The Business shall promptly notify IEDA of the initiation of any claims, lawsuits, bankruptcy proceedings or other proceedings brought against Business which, if adversely determined, would materially adversely impact the Project.
6.14     Accounting Records. The Business is required to maintain its books, records and all other evidence pertaining to this Agreement in accordance with generally accepted accounting principles. These records shall be available to IEDA, its internal or external auditors, the Auditor of the State of Iowa, the Attorney General of the State of Iowa and the Iowa Division of Criminal Investigations at all times during the Agreement's duration and any extension thereof, and for three (3) full years from the expiration date.
6.15     Restrictions. Except as permitted under Articles 6.7 and 6.8, the Business shall not, without prior written disclosure to IEDA and prior written consent of IEDA, which shall not be unreasonably withheld, directly or indirectly assign or transfer any of Business's duties or obligations under this Agreement.

6.16     Indemnification. The Business shall indemnify, defend and hold harmless the IEDA, the State of Iowa, its departments, divisions, agencies, sections, commissions, officers, employees and agents from and against all losses, liabilities, penalties, fines, damages and claims (including taxes), and all related costs and expenses (including reasonable attorneys' fees and disbursements and costs of investigation, litigation, settlement, judgments, interest and penalties), arising from or in connection with any of the following:

(a)	Any claim, demand, action, citation or legal proceeding arising out of or resulting from the Project;

(b)	Any claim, demand, action, citation or legal proceeding arising out of or resulting from a breach by Business of any representation or warranty made by Business in the Agreement;

(c)	Any claim, demand, action, citation or legal proceeding arising out of or related to occurrences that Business is required to insure against as provided for in this Agreement; and

(d)	Any claim, demand, action, citation or legal proceeding which results from an act or omission of Business or any of their agents in its or their capacity as an employer of a person.
ARTICLE 7
EVENTS OF DEFAULT AND REMEDIES
7.1     Events of Default. Anyone or more of the following shall constitute an "Event of Default" hereunder:

(a)	Noncompliance with Agreement. Material default in the observance or performance of any material provision of this Agreement; or

(b)
Material Misrepresentation. Any representation or warranty made by Business in this Agreement, or in any statement or certificate furnished by it pursuant to this Agreement or the IVF Contract, or made in its IVF Application, or in connection with proves untrue in any material respect as of the date of the issuance or making thereof; or

(c)
Judgment Over $5,000,000. Any judgment or judgments, writ or writs or warrant or warrants of attachment, or any similar process or processes in an aggregate amount in excess of $5,000,000 shall be entered or filed against Business or against any of its property and remains unvacated, unbonded or unstayed for a period of 30 days; or

(d)
Bankruptcy or Similar Proceedings Initiated. Either Business shall (1) have entered involuntarily against it an order for relief under the United States Bankruptcy Code, as amended, (2) not pay, or admit in writing its inability to pay, its debts generally as they become due, (3) make an assignment for the benefit of creditors, (4) apply for, seek, consent to, or acquiesce in, the appointment of a receiver, custodian, trustee, examiner, liquidator or similar official for it or any substantial part of its Property, or (5) institute any proceeding seeking to have entered against it an order for relief under the United States Bankruptcy Code as amended, to adjudicate it insolvent, or seeking dissolution, winding up, liquidation, reorganization, arrangement, adjustment or composition of it or its debts under any law relating to bankruptcy, insolvency or reorganization or relief of debtors or fail to file an answer or other pleading denying the material allegations of any such proceeding filed against it.
7.2     Default Remedies. When an Event of Default has occurred and is continuing, and is not substantially cured by Business after notice under Article 7.5 below, the IEDA may, by written notice to Business terminate this Agreement and all of the obligations of IEDA under this Agreement on the date stated in such notice.
7.3     Default Interest Rate. If an Event of Default occurs and remains uncured, a default rate of 6 % per annum shall apply to repayment of amounts due under this Agreement. Interest shall accrue from the date of a Notice of Default issued pursuant to Article 7.5.
7.4     Expenses. The Business agrees to pay to the IEDA all expenses reasonably incurred or paid by IEDA including reasonable attorneys’ fees and court costs, in connection with any Default or Event of Default by Business or in connection with the enforcement of any of the terms of this Agreement.
7.5     Notice and Cure. If IEDA has reasonable cause to believe that an Event of Default has occurred, IEDA shall issue a written Notice of Default to Business, setting forth the nature of the alleged Event of Default in reasonable specificity, and providing therein a reasonable period time, which shall not be fewer than thirty (30) days from the date of the Notice of Default, in which Business shall have an opportunity to cure.
ARTICLE 8
MISCELLANEOUS
8.1     Timely Performance. The parties agree that the dates and time periods specified in this Agreement are of the essence to the satisfactory performance of this Agreement.
8.2     State of Iowa Recognition. The Project shall permanently recognize, in a manner reasonably acceptable to IEDA, the financial contribution to the Project made by the State of Iowa. For example, a sign or plaque acknowledging that the Project was funded in part by a loan from the State of Iowa.
8.3     Choice of Law and Forum.

(a)
In the event any proceeding of a quasi-judicial or judicial nature is commenced in connection with this Agreement, the proceeding shall be brought in Des Moines, Iowa, in Polk County District Court for the State of Iowa, if such court has jurisdiction. If however, such court lacks jurisdiction and jurisdiction lies only in a

United States District Court, the matter shall be commenced in the United States District Court for the Southern District of Iowa, Central Division.

(b)
This provision shall not be construed as waiving any immunity to suit or liability, in state or federal court, which may be available to the IEDA, the State of Iowa or its members, officers, employees or agents.

8.4     Governing Law. This Agreement and the rights and duties of the parties hereto shall be governed by, and construed in accordance with the internal laws of the State of Iowa without regard to principles of conflicts of laws.
8.5     Agreement Amendments. Neither this Agreement nor any documents incorporated by reference in connection with this Agreement may be changed, waived, discharged or terminated orally, but only as provided below:

(a)
Writing required. The Agreement may only be amended through written prior approval of IEDA. Examples of situations where amendments are required include contract time extensions, budget revisions, significant alterations of existing activities or beneficiaries, extensions for completion of Project activities, changes to the Project including, but not limited to, alteration of existing approved activities or inclusion of new activities. No amendment will be valid until approved by IEDA.

(b)
IEDA review. IEDA will consider whether an amendment request is so substantial as to necessitate reevaluating the Iowa Values Board's original funding decision. An amendment will be denied by IEDA if it substantially alters the circumstances under which the Project funding was originally approved.

8.6     Notices. Except as otherwise specified herein, all notices hereunder shall be in writing (including, without limitation by fax) and shall be given to the relevant party at its address, e-mail address, or fax number set forth below, or such other address, e-mail address, or fax number as such party may hereafter specify by notice to the other given by United States mail, by fax or by other telecommunication device capable of creating a written record of such notice and its receipt. Notices hereunder shall be addressed:
To Business:
NewLink Genetics Corporation
Attention:    Gordon Link, CFO
2503 South Loop Drive, Suite 5100
Ames, Iowa 50010
E-mail:    glink@linkp.com
Telephone:    (515) 296-5555
Facsimile:    (515) 296-5557

To IEDA at:

Iowa Economic Development Authority
Attention:    _______________________
200 East Grand Avenue
Des Moines, Iowa 50309
E-mail:     __________________________
Telephone:     (515) _____________________
Facsimile:     (515) _____________________

Each such notice, request or other communication shall be effective (i) if given by facsimile, when such facsimile is transmitted to the facsimile number specified in this Article and a confirmation of such facsimile has been received by the sender, (ii) if given by-mail, when such e-mail is transmitted to the e-mail address specified in this Article and a confirmation of such email has been received by the sender, (iii) if given by mail, five (5) days after such communication is deposited in the mail, certified or registered with return receipt requested, addressed as aforesaid or (iv) if given by any other means, when delivered at the addresses specified in this Article.
8.7     Headings. Article headings used in this Agreement are for convenience of reference only and are not a part of this Agreement for any other purpose.
8.8     Dissolution of Iowa Department of Economic Development. Business hereby acknowledges that IEDA is a public instrumentality of the State of Iowa and that, in the event that IEDA is dissolved for any reason, the State of Iowa is entitled to enforce any right, title or interest held by the IEDA and that all Business's obligations hereunder are also owed to the State of Iowa.
8.9     Final Authority. The IEDA shall have the authority to reasonably assess whether Business has complied with the terms of this Agreement. Any IEDA determinations with respect to compliance with the provisions of this Agreement shall be deemed to be final determinations pursuant to Section 17 A of the Code of Iowa (2011).
8.10     Waivers. No waiver by IEDA of any default hereunder shall operate as a waiver of any other default or of the same default on any future occasion. No delay on the part of the IEDA in exercising any right or remedy hereunder shall operate as a waiver thereof. No single or partial exercise of any right or remedy by IEDA shall preclude future exercise thereof or the exercise of any other right or remedy.
8.11     Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which together shall constitute but one and the same instrument.
8.12     Survival of Representations. All representations and warranties made herein or in any other Agreement documents or in certificates given pursuant hereto or thereto shall survive the execution and delivery of this Agreement and the other Agreement documents and shall continue in full force and effect with respect to the date as of which they were made until all of Business’s royalty liabilities hereunder have been paid in full.

8.13     Severability of Provisions. Any provision of this Agreement, which is unenforceable in any jurisdiction, shall, as to such jurisdiction, be ineffective to the extent of such unenforceability without invalidating the remaining provisions hereof or affecting the validity or enforceability of such provision in any other jurisdiction. All rights, remedies and powers provided in this Agreement and any other Agreement document may be exercised only to the extent that the exercise thereof does not violate any applicable mandatory provisions of law, and all the provisions of this Agreement and any other Agreement document are intended to be subject to all applicable mandatory provisions of law which may be controlling and to be limited to the extent necessary so that they will not render this Agreement or any other Agreement document invalid or unenforceable.
8.14     Successors and Assigns. This Agreement shall be binding upon Business and its respective successors and assigns, and shall inure to the benefit of the IEDA and the benefit of their respective successors and assigns. Except as provided in Article 6.0 or 6.8, the Business may not assign its rights hereunder without the written consent of the IEDA, which consent will not be unreasonably withheld.
8.15     Integration. This Agreement contains the entire understanding between Business and IEDA relating to the Project and any representations that may have been made before or after the signing of this Agreement, which are not contained herein, are nonbinding, void and of no effect. None of the Parties have relied on any such prior representation in entering into this Agreement.
8.16    Waiver and Release of Claims. IEDA, and each of its predecessors, affiliates, successors and assigns, and each of their respective officers, directors, shareholders, employees, agents and representatives (each, a “Releasing Party”), hereby unconditionally, absolutely and irrevocably waives, releases and forever discharges Business, and each of such Party’s affiliates, successors and assigns, and each of their respective officers, directors, shareholders, employees, agents and representatives (each, a “Releasee Party”), from any and all, past, present or future claims, causes of action, suits, dues, sums of money, accounts, covenants, controversies, guarantees, promises, damages, judgments, executions, rights, obligations, liabilities, defenses, rights of set-off, torts, statutory or common law claims, claims for damages or specific performance, or other claims or counterclaims or demands of any nature whatsoever, at law or in equity, known or unknown, fixed or contingent, which such Releasing Party may have or hereafter may acquire against the other by reason of, arising out of, or related to any act or omission by any Releasee Party under the IVF Contract. IEDA expressly acknowledges and agrees that the foregoing waiver, release and discharge by IEDA and all other Releasing Parties applies (without limitation) to any and all claims, damages, remedies and relief that IEDA or any such Releasing Party is or could be entitled to for any matter or issue, or any breach by Business (if any) of any obligation under the IVF Contract.

IN WITNESS WHEREOF in consideration of the mutual covenants set forth above and for other good and valuable consideration, the receipt, adequacy and legal sufficiency of which are hereby acknowledged, the parties have entered into the above Agreement and have caused their duly authorized representatives to execute this Agreement, effective as of the Agreement Effective Date.

NEWLINK GENETICS CORPORATION	IOWA ECONOMIC DEVELOPMENT AUTHORITY
By: /s/ Charles J. Link	By: /s/ Deborah V. Durham
Name: Charles J. Link, Jr., M.D.	Name: Deborah V. Durham
Title: Chairman and CEO	Title: Director
Date: 3/26/2012	Date: 3/26/2012